Exhibit 99
                     NOTES TO PRO FORMA FINANCIAL STATEMENTS

NOTE 1 - General

    The objective of the Pro Forma Statement of Operations is to show what the significant effects on the historical financial information might have been had the Company acquired the Keyboard Division of Honeywell, Inc. on July 5, 1992. The amounts are based upon certain assumptions and estimates which Key Tronic Corporation believes are reasonable.

NOTE 2 - Pro Forma Statement of Operations

    As required by APB Opinion No. 16, pro forma information on results of operations is presented for the years ended July 2, 1994 and July 3, 1993. The results of operations is being reported as if the companies had combined at the beginning of each respective fiscal year.

    For year July 3, 1993 the information reported is actual results of operations for both companies. Adjustments to the Pro Forma Statement of Operations primarily give effect to the elimination of corporate allocations from Honeywell, Inc., the recognition of interest expense on the acquisition debt, and the effect on per share earnings as a result of the additional shares issued in the acquisition. The corporate allocations were predominately charged as a percentage of division revenues for general corporate overhead and do not represent specific costs incurred on behalf of the division.

    For the year ended July 2, 1994 the information reported is one month of results of operations for the Honeywell Keyboard Division and the actual results of operations for Key Tronic Corporation, as Key Tronic Corporation's actual results include eleven months of operations of the former Honeywell Keyboard Division.

NOTE 3 - Allocations

     Corporate allocations for services provided by Honeywell headquarters for the Keyboard Division were eliminated. These services were for payroll processing, employee benefit administration, treasury and banking services and in-house legal services. Key Tronic already performs these functions and does not anticipate increased costs in these areas.

    The following pro forma information represents the results of operations of the Company and HKD for the years ended July 2, 1994 and July 3, 1993, on an individual as well as combined basis. The pro forma results do not necessarily indicate the actual results that would have been obtained, nor are they necessarily indicative of the future operations of the combined companies. The unaudited pro forma results of operations were as follows: